SECURI[redacted] IISSION

04013204

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED NOV 10 2004 WASH, D.C. 202

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SEC FILE NUMBER
8- 65331

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 (MM/DD/YY) AND ENDING 06/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RUTHERFOORD FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 SOUTH JEFFERSON STREET
(No. and Street)

ROANOKE	VIRGINIA	24011
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRAD BUIE
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BROWN, EDWARDS & COMPANY, L.L.P.
(Name – *if individual, state last, first, middle name*)

319 MCCLANAHAN STREET	ROANOKE	VIRGINIA	24014
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED DEC 06 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRADFORD BUIE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RUTHERFOORD FINANCIAL SERVICES, INC., as of JUNE 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOPS

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

See attached please.

NASD

RECEIVED
NOV 02 2004
RICHMOND RUTHERFOORD

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 10 2004
WASH, D.C. 202

October 28, 2004

BY CERTIFIED MAIL 7160 3901 9848 2159 3600

Mr. Brad Buie
Rutherfoord Financial Services, Inc.
707 East Main Street, Suite 1800
Richmond, VA 23219

Dear Mr. Buie:

This acknowledges receipt of your June 30, 2004 annual filing of audited financial statements made pursuant to U. S. Securities and Exchange Commission (SEC) Rule 17a-5(d)(the Rule). The report as submitted appears deficient in that it did not contain the following:

1. A supplemental report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. The supplemental report shall indicate any corrective action taken or proposed by the broker/dealer. If the audit did not disclose any material inadequacies, the supplemental report shall so state.
2. The audit report inaccurately claims the (k)(1) exemption to SEC Rule 15c3-3 rather than the (k)(2)(i) exemption as stated in the firm's membership agreement.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by November 11, 2004. Questions may be addressed to Kimberly A. Cooper, Compliance Specialist, at (215) 963-2618.

Sincerely,

AnnMarie McGarrigle

AnnMarie McGarrigle
Supervisor of Examiners

AMM/dsw

Enclosure: Form X-17A-5 Part III Facing Page

Philadelphia District Office
1835 Market Street
Suite 1900
Philadelphia, PA
19103

tel 215 665 1180
fax 215 496 0434
www.nasd.com

cc: Ms. Eleanor Sabalbaro
NASD
Member Regulation Programs/Systems Support
9509 Key West Avenue
Rockville, MD 20850

Mr. A. Laurence Ehrhart
Regional Administrator
Securities and Exchange Commission
Mellon Independence Center
701 Market Street
Suite 2000
Philadelphia, PA 19106-3322

Brown, Edwards & Company, L.L. P.
Certified Public Accountant
319 McClanahan Street
Roanoke, VA 24014

BROWN,
EDWARDS&
COMPANY, L.L.P.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Rutherfoord Financial Services, Inc.
Roanoke, Virginia

In planning and performing our audit of the financial statements and supplemental schedules of Rutherfoord Financial Services, Inc., for the year ended June 30, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

319 McClanahan Street, S.W. • P.O. Box 12388 • Roanoke, VA 24025-2388 • 540-345-0936 • Fax: 540-342-6181 • www.BEcpas.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brown, Edwards & Company, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS

August 17, 2004
Roanoke, Virginia

RUTHERFOORD FINANCIAL SERVICES, INC.

**EXEMPTION FROM PROVISIONS OF RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2004**

The Company claims an exemption based upon the provisions under (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not initiate clearing transactions and does not hold customer funds or securities.

LITMAN,
GERSON, LLP
A PROFESSIONAL SERVICES FIRM

500 WEST CUMMINGS PARK
WOBURN, MA 01801-6595
TELEPHONE (781) 933-9660
FACSIMILE (781) 935-6213
WWW.LITMANGERSON.COM

November 18, 2004

To Whom it May Concern:

At the request of our client, Rampart Securities, Inc., changes have been made to the originally issued financial statements page 11 for the year ended June 30, 2004. These changes were made to supplement the original financial statements by adding more detail to page 11, the Reconciliation of Preliminary Unaudited Net Capital to Audited Net Capital in order for this statement to tie into the Net Capital calculation.

If you need any additional information, please contact us.

Litman, Gerson, LLP

RAMPART SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF RAMPART INVESTMENT MANAGEMENT COMPANY, INC.)
RECONCILIATION OF PRELIMINARY UNAUDITED NET CAPITAL
TO FINAL AUDITED NET CAPITAL

Pursuant to the rules of Securities and Exchange Commission, the following schedule reconciles the preliminary unaudited and final audited computations of net capital pursuant to Rule 15c3-1 at June 30, 2004:

		June 30 2004
Ownership equity - original (unaudited)		$ 127,697
Auditor's adjusting journal entries		
Audit adjustment to adjust fee income		898
Audit adjustment to record fee sharing expense		(499)
Audit adjustment to accrue current and deferred income taxes and filing fees		(14,900)
Audit adjustment to record tax benefit of consolidated income		26,244
Ownership equity - audited		139,440
Deductions and/or charges		
Total nonallowable assets from Statement of Financial Condition- original	39,307	
Audit adjustment to fees receivable	898	
Total nonallowable assets from Statement of Financial Condition- audited	40,205	40,205
Net capital - audited		$ 99,235